Filed by National City Corporation
pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: MAF Bancorp, Inc.

Commission File Number: 0-18121
TRANSITION NEWS
News about the MidAmerica/National City Merger
June 8, 2007, Issue 4
Getting to Know National City: Retail Branch Network

With more than 1,300 branches and nearly 2,100 ATMs in eight states, National City operates one of the largest branch networks in the nation. It’s backed up by a nationally rated online banking site and direct banking call centers.
The retail branch network is at the core of National City’s strategy. In the past few years the corporation has invested heavily in improvements to service quality, technology, products, talent, marketing and acquisitions to ensure the company creates sustainable revenue growth and efficiency.
In 2007, the goal is to grow households by 2%, expand relationships by 4.5% and grow deposits by 5.4%.
To accomplish this, National City’s branch network has established four driving values: competitive spirit, accountability, speed and innovation. These values provide a framework for exercising good judgment and demonstrating effective behaviors. It is with these values that National City will differentiate itself in the market and stand out as the bank and investment center of choice.

National City is in the midst of a branch expansion campaign in many of its existing markets in an effort to grow revenues. Revenue growth is also the reason that National City is acquiring MidAmerica Bank.
According to Peter Raskind, National City president, MidAmerica presents an exciting opportunity for National City to build on MidAmerica’s impressive branch networks in both Chicago and Milwaukee with its full suite of products and services, including consumer and small business lending and credit card.

Acronyms & Other Names
Here are a few more acronyms and descriptions for National City business units. If you hear an acronym that you can’t figure out, please send an email to corpcomm@nationalcity.com and we’ll include an explanation in a future issue of Transition News.
Asset Management: This business category includes both the institutional asset management and personal wealth management. Business units that are part of asset management include Allegiant® Asset Management Group, Allegiant Asset Management Company, Private Client Group and Sterling.
•	Allegiant® Asset Management Group and Allegiant Asset Management Company: These business units provide investment management, custody, retirement planning services and other corporate trust services to institutional clients, and act as the investment advisor for the Allegiant Funds® — a selection of more than 30 mutual funds including equity, fixed-income, tax-free bond and money market funds.* The clients served include publicly traded corporations, charitable endowments and foundations, as well as unions, primarily in National City’s banking footprint.

•	Private Client Group and Sterling. Products and services include private banking services and tailored credit solutions, customized investment management services, brokerage, financial planning, as well as trust management and administration for affluent individuals and families. Sterling offers financial management services for high net worth clients.
NHE (National Home Equity): This business unit of National City originates home equity loans and lines of credit in 48 states through independent mortgage brokers and National City Mortgage loan officers. Loans are sold to a variety of investors on both a servicing retained or released basis.
NatCity Investments, Inc.: This business unit is a full-service brokerage and investment banking firm offering a full spectrum of investment and financial products and advisory services with expertise in stocks, bonds, mutual funds, annuities and IRAs. Note: this is the only unit referred to as “NatCity.”
RIO (Retail Investment Officer): Retail investment officers are Series 7-licensed brokers, from NatCity Investments, Inc., who sell a full range of investment products, including stocks and bonds.

National City Policies: Blending Work and Life
Integrating your professional life with your personal life can be challenging. While things that happen at home may not directly affect your work, they can affect your personal well-being, which does affect your work. National City offers the following benefits and services to help employees better meet the ongoing challenge of this balancing act.
National City Employee Assistance Programs
The Employee Assistance Program (EAP) is available 24 hours a day, across the corporation, to help employees and their families deal with personal problems. Provided at no cost, the Employee Assistance Program offers the services of qualified professional counselors to assist you and your family to find solutions to a variety of issues, including stress, depression, mental conflict, divorce, financial difficulties and much more. MidAmerica employees will begin to use Ceridian, the National City EAP provider, in January 2008.
In addition, remember that MidAmerica’s Employee Assistance Program (EAP) is a resource to help you move through this period of change in a healthy way and to provide some level of comfort. The EAP can

MidAmerica Bank Transition News
June 8, 2007

be accessed at www.horizoneap.com or by calling 888/293-6948. All employees are eligible for up to three free face-to-face assessment and counseling sessions.
LifeWorks®
LifeWorks® is a service designed to give employees free information, advice and referrals to local and national resources to help make life a little easier. Whether your day-care provider quits, you are worried about your child’s declining grades, your parents can no longer live on their own, or you are working through times of significant change, the LifeWorks employee resource program can set you in the right direction. Complementing the resources available through the Employee Assistance Program, LifeWorks can help with things such as budgeting basics, learning time management skills and much more. MidAmerica employees will be able to access LifeWorks beginning in January 2008.
FlexWork
FlexWork is a program that has been designed to help National City employees manage their commitments to work, family, education and community without jeopardizing career potential. FlexWork provides opportunities for employees to telecommute, job share or work flexible hours and days.
Community Involvement
National City firmly believes that its success depends on the vitality of the communities it serves. The company brings together many resources to help build solutions for individuals, businesses and community organizations as they pursue social, economic, educational and cultural goals. Together, we are ensuring that our communities are healthy places to live and work.
The comprehensive range of community support by National City includes cash grants, loan assistance, in-kind donations, sponsorships of community events, the annual United Way and performing arts campaigns, volunteerism and more.
As one of our management principles, National City strongly encourages community involvement by all employees. Employees can make a real and positive difference in their communities.
In the communities where National City does business, employees enjoy a reputation as active, involved volunteers. The decision to participate is an individual choice, however, and employees are not required to take part in volunteer activities.
While most volunteer commitments take place after regular business hours, some may require time during the workday. National City managers are encouraged to organize work flow in such a way that volunteers are allowed to fulfill their commitments when possible and if work needs permit.
Matching Gifts to Educational Institutions
National City provides a match of employees’ gifts to eligible educational institutions. Employees at MidAmerica will become eligible for the National City matching gift program in January 2008.
Banking Services for Employees
National City offers competitive banking services delivered with excellent customer service. Employees of National City can use these services with pride and can help encourage their friends and families to bank with National City. Special discounts, including preferred pricing on a variety of retail banking and investment products and services, are offered exclusively to our employees through the Employee Privilege Banking program. At this time, we expect that MidAmerica employees will be eligible for the Employee Privilege Banking program upon core conversion.

What’s on Your Mind?
MidAmerica ESOP and MidAmerica Profit Sharing / 401(k) Plan
Will employees receive an employer contribution to the Profit Sharing / 401(k) Plan or ESOP in 2007?

MidAmerica Bank Transition News
June 8, 2007

Yes. The entire amount of Mid America’s 2007 budgeted contributions to the retirement plans will be made to the MidAmerica Bank, fsb Employee’s Profit Sharing Plan. The amount of the plan contribution is $3,000,000. The contribution will first be used to satisfy the 401(k) match provision with the remainder allocated as a profit sharing contribution based on employees’
eligible cash compensation for 2007. All active participants as of the day before closing will be eligible for their appropriate allocation of matching and profit sharing contributions.
What happens to the unvested portion of my Profit Sharing / 401(k) and ESOP accounts if my employment is terminated?
The MidAmerica plans will be amended to provide that all active employees will become 100% vested in their account balances as of the closing date.
Will the MAF Bancorp stock that I own through the ESOP and Profit Sharing / 401(k) Plans be converted into National City stock?
Yes. The shares will be converted into National City shares based on the exchange ratio established in the merger. The final exchange ratio will not be known until the date of the Federal Reserve Board approval of the merger.
Will National City be terminating the Mid America Profit Sharing / 401(k) Plan or Mid America ESOP?
No decision has yet been made on whether the Mid America plans will merged into National City’s qualified plan or terminated. Regardless of whether the plans are merged or terminated, all employee balances in the Profit Sharing / 401(k) Plan and ESOP will be fully vested as of the legal closing date, and will continue to experience gains and losses due to interest, dividends and fluctuations in the value of underlying investments.
Will I be eligible to receive a distribution from the plans?
The eligibility and timing of plan distributions from the MidAmerica plans will be made in accordance with the terms of the plan, which generally means (with limited exceptions) that you will be entitled to a distribution following termination of employment. Employees eligible for distributions may elect to have such payments transferred directly to an individual retirement account.
After my MAF Bancorp shares are converted into National City shares, may I sell these shares and reinvest the proceeds in alternative investments through the plan(s)?
In the Profit Sharing / 401(k) Plan, you are generally free to change your investment choices at any time before or after the legal closing of the merger. However, there may be occasions when you would be restricted from changing investment options — such as when the MAF Bancorp shares are converted into National City shares, or when the Profit Sharing / 401(k) plan is consolidated into the National City qualified plan. If such restrictions were to apply, you would be notified in advance.
The ESOP is required to be primarily invested in employer securities. Employees generally do not currently have investment discretion over MAF Bancorp shares allocated to their ESOP account and this will continue after these shares are converted into National City shares.
For more information about the MidAmerica Profit Sharing / 401(k) Plan or the ESOP, please contact www.principal.com or by phone at 800/986-3343 7 a.m. to 7 p.m. Central time, Monday through Friday

Human Resources Policies
If an employee wants to relocate to another state / location, does National City provide relocation assistance?
Relocation assistance is handled on a case-by-case basis, depending on the position and other variables.
If a current MidAmerica Bank employee were to accept a position with National City right now, before the closing date, would that individual be considered a brand new employee and have to wait a period of time before medical/dental benefits kick in? If so, how long would that be?
If an employee terminates his/her employment with MidAmerica and begins working at National City, he/she would start over as a new hire, with access to all the benefits and policies he/she would be eligible for as a National City employee. It also means the employee would not retain any years of service with

MidAmerica Bank Transition News
June 8, 2007

MidAmerica. However, National City is not currently accepting job applications from current MidAmerica employees. Once employees are notified of whether or not their job is being displaced, there will be a procedure established for expressing interest in open positions at National City and through that process you will receive credit for years of service at Mid America.
I am currently receiving tuition reimbursement. Will that continue through the end of the year? Can I still take fall classes?
Employees will continue to follow MidAmerica’s tuition reimbursement policy through the end of the year. Detailed information about the National City tuition reimbursement policy will be communicated later this year.
How are my years of service with MidAmerica calculated and will they count for purposes of National City plans and benefits?
The latest date of hire in the MidAmerica HR system will be used as the service date at National City for purposes of determining eligibility for vacation and severance. In 2008, years of service with MidAmerica will count for purposes of determining eligibility for employer matching contributions in National City’s 401(k) plan. As we provide further details about other National City benefit plans and programs, we will share more information about eligibility for each plan.
Can you provide some form of time line as to when we can expect answers to the many questions we have about the transition?
As National City and MidAmerica integration teams continue and ultimately complete their discovery phases of the integration process (that is to understand all MidAmerica does and how they do it), we will begin to determine the details of how the two companies fit together and how things will look going forward.
As we are able to map products, business processes, employee policies, benefits, and so forth, we will be able to communicate the disposition of those items, and communicate any changes or transition plans to employees.
We expect to be able to communicate more detailed information about National City’s vacation policy and 401(k) plan by early July. We continue to work on understanding details of other policies and benefits plans and will communicate additional information, including a timeline, just as soon as we know it.

Severance / Displacements
I’m in a department that I think might no longer be needed when we merge with National City. When will I find out if my job / department is impacted? As communicated in the May 11 issue of Transition News, MidAmerica employees whose positions will be eliminated after the transaction close will be notified by the end of July.
Can 401(k) payroll deductions continue during the severance period?
No, 401(k) payroll deductions end as of the last day worked.
I noticed in the Severance Plan document a section about a possible delay in receiving severance due to section 409A of the Internal Revenue Code. Will this impact me and my ability to receive timely severance pay?
The delay in payment only affects the top 50 officers, post-closing, in the combined MidAmerica/National City bank. No employees with benefits under the MidAmerica Bank severance plan will be affected by this provision of 409A.

Have a question? You can call the toll-free “What’s on Your Mind” voicemail box at 866-405-0847 and leave a message with your question or email your question to CorpComm@NationalCity.com. We’ll respond to questions of general interest in future issues of Transition News.

MidAmerica Bank Transition News
June 8, 2007

In connection with the proposed transaction, National City Corporation will file a registration statement on Form S-4 with the United States Securities and Exchange Commission (SEC). Stockholders are encouraged to read the registration statement, including the final proxy statement/prospectus that will be a part of the registration statement, because it will contain important information about National City Corporation, MAF Bancorp, Inc. and the proposed transaction. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about National City Corporation and MAF Bancorp, Inc., without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ respective Web sites, www.nationalcity.com and www.mafbancorp.com. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to National City Corporation at 1900 East Ninth Street, Locator 2229, Cleveland, OH 44114 Attention: Investor Relations, 1-800-622-4204, or to MAF Bancorp, Inc. at 55th Street and Holmes Avenue, Clarendon Hills, Illinois, 60514-1596, Attention: Investor Relations, 630-325-7300.
The respective directors and executive officers of National City and MAF Bancorp and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding National City’s directors and executive officers is available in its proxy statement filed with the SEC on March 7, 2007, and information regarding MAF Bancorp’s directors and executive officers is available in its amendment to Form 10-K/A filed with the SEC on April 30, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
This document shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Forward-Looking Statements
This document contains forward-looking statements. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future performance, nor should they be relied upon as representing management’s views as of any subsequent date. The forward-looking statements are based on management’s expectations and are subject to a number of risks and uncertainties. Although management believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from those expressed or implied in such statements.
The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of MAF Bancorp’s stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause National City’s and MAF Bancorp’s results to differ materially from those described in the forward-looking statements can be found in the 2007 Quarterly Reports on Form 10-Q, as they are filed, and the 2006 Annual Reports on Form 10-K of National City and MAF Bancorp, as amended, filed with the SEC. Copies of these filings are available at no cost on the SEC’s Web site, www.sec.gov, and on the companies’ respective Web sites, www.nationalcity.com and www.mafbancorp.com. Management may elect to update forward-looking statements at some future point; however, it specifically disclaims any obligation to do so.

MidAmerica Bank Transition News
June 8, 2007